SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                                Hollinger, Inc.
                                (Name of Issuer)

                                  Equity Units
                         (Title of Class of Securities)

                                   43556C309
                                 (CUSIP Number)

                                December 2, 1997
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43556C309

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 97,714 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: 163,278 (2)(3)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 97,714 (1)(2)
Person
With
               8.   Shared Dispositive Power: 163,278 (2)(3)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,753,661 (1)(3)(4)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 7.7% (5)


12.  Type of Reporting Person: PN

--------------
(1) Represents 97,714 Units purchased by HBK Offshore Fund Ltd. HBK Investments L.P. has sole voting and dispositive power over these Units pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. Accordingly, HBK Offshore Fund Ltd. has no beneficial ownership of such Units.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(3) Represents 163,278 Units purchased by HBK Main Street Investments L.P. HBK Investments L.P. has shared voting and dispositive power over these Units pursuant to an Amended and Restated Management Agreement.

(4) Includes 2,492,669 Units obtainable upon conversion of the Issuer's 0% Liquid Yield Option Notes due 2013 (the "Notes") as follows: 731,435 Units obtainable upon conversion by HBK Finance L.P. of $20,438,000 principal amount of the Notes held by HBK Finance L.P.; 24,443 Units obtainable upon conversion by HBK Main Street Investments L.P. of $683,000 principal amount of the Notes held by HBK Main Street Investments L.P.; and 1,736,791 Units obtainable upon conversion by HBK Offshore Fund L.P. of $48,530,000 principal amount of the Notes held by HBK Offshore Fund L.P. Pursuant to an Investment Management Agreement, upon conversion by HBK Offshore Fund Ltd. of the Notes held by such entity, the Reporting Person will have sole voting and dispositive power over the Units obtainable thereby and HBK Offshore Fund Ltd. will not have any beneficial ownership of such Units. Pursuant to an Amended and Restated Management Agreement, upon conversion by HBK Finance L.P. of the Notes held by such entity, the Reporting Person will have shared voting and dispositive power over the Units obtainable thereby. Also pursuant to such Amended and Restated Management Agreement, upon conversion by HBK Main Street Investments L.P. of the Notes held by such entity, the Reporting Person will have shared voting and dispositive power over the Units obtainable thereby.

(5) Pursuant to Rule 13d-3(d)(1)(i), the number of Units deemed to be outstanding is 35,737,782.

CUSIP No. 43556C309

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     731,435 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 2.2% (2)


12.  Type of Reporting Person: BD

--------------
(1) Represents Units obtainable upon conversion of $20,438,000 principal amount of the Notes. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power will be shared with HBK Investments, L.P.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of Units deemed to be outstanding is 33,976,548.

CUSIP No. 43556C309

1.   Name of Reporting Person:

     HBK Main Street Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 163,278 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 163,278 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     187,721 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.6% (3)


12.  Type of Reporting Person: PN

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments pursuant to an Amended and Restated Management Agreement.

(2) Includes 24,443 Units obtainable upon conversion of $683,000 principal amount of the Notes. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power will be shared with HBK Investments, L.P.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of Units deemed to be outstanding is 33,269,556.

Item 1(a).     Name of Issuer.

     The name of the issuer is Hollinger, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 10 Toronto Street, Toronto Ontario, M5C 2B7.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street"), and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan
B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of the Item 2 Persons is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to Equity Units of the Issuer.

Item 2(e).     CUSIP Number.

     The CUSIP number of the Units is 43556C309.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 97,714 Units held by Offshore, which constitutes approximately 0.3% of the 35,737,782 Units deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i). In addition, pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of an additional 1,736,791 Units obtainable upon conversion of $40,530,000 principal amount of the Notes held by Offshore, which constitutes approximately 4.9% of the 35,737,782 Units deemed to be outstanding thereunder. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 163,278 Units owned by Main Street, which constitutes approximately 0.5% of the 35,737,782 Units deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).
In addition, pursuant to such Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of an additional 24,443 Units obtainable upon conversion of $683,000 principal amount of the Notes held by Main Street, which constitutes less than 0.1% of the 35,737,782 Units deemed to be outstanding thereunder. Finally, pursuant to such Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 731,435 Units obtainable upon conversion of $20,438,000 principal amount of the Notes held by Finance, which constitutes approximately 2.0% of the 35,737,782 Units deemed to be outstanding thereunder.

     Pursuant to Rule 13d-3(a), Main Street is the beneficial owner of 163,278 Units, which constitutes approximately 0.5% of the outstanding Units. In addition, pursuant to Rule 13d-3(d)(1)(i), Main Street may be deemed to be the beneficial owner of approximately 24,443 Units obtainable upon conversion of $683,000 principal amount of the Notes held by Main Street, which constitutes approximately 0.1% of the 33,269,556 Units deemed to be outstanding thereunder.

     Pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of approximately 731,435 Units obtainable upon conversion of $20,438,000 principal amount of the Notes held by Finance, which constitutes approximately 2.2% of the 33,976,548 Units deemed to be outstanding thereunder.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 2,753,661 Units, which constitutes approximately 7.7% of the 35,737,782 Units deemed to be outstanding.

     Each of (1) Fund, as sole general partner of Main Street and Finance,
(2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 919,156 Units, which constitutes approximately 2.7% of the 34,000,991 Units deemed to be outstanding.

     Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 2,753,661 Units, which constitutes approximately 7.7% of the 35,737,782 Units deemed to be outstanding.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Offshore, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 97,714 Units. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 163,278 Units held by Main Street.

     Main Street has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 163,278 Units.

     Finance has no power to direct the vote or to dispose or to direct the disposition of any Units.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 97,714 Units and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 163,278 Units.

     Acting through its general partner, Capital, and in its capacity as the general partner of Main Street, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 163,278 Units.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 163,278 Units.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 163,278 Units.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 260,992 Units.

     Managers

     In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 260,992 Units.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     April 14, 1998



                              HBK INVESTMENTS L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (1)



                              HBK FINANCE L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (2)



                              HBK MAIN STREET INVESTMENTS L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.